Exhibit 99.4

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

FDA to review MenQuadfiTM 1, a meningococcal vaccine candidate

PARIS – June 27, 2019 - The U.S. Food and Drug Administration (FDA) has accepted for review the Biologics License Application (BLA) for Sanofi’s MenQuadfiTM Meningococcal (Groups A, C, Y, W) Polysaccharide Tetanus Toxoid Conjugate Vaccine candidate to help prevent meningococcal meningitis. The target action date for the FDA decision is April 25, 2020.

The recently submitted BLA includes positive data from Phase II and Phase III clinical trials held in the U.S. to seek an indication for use of the vaccine in persons 2 years of age and older. If approved, MenQuadfi will be available in a fully liquid presentation.

Phase II and Phase III trials have been performed in the U.S., the European Union (EU), Asia and Latin America. Sanofi is conducting additional Phase III trials in these same regions and Africa. The ongoing clinical development program includes different ages ranging from infants 6 weeks of age through older adults. Given the different vaccines schedules in the U.S. and worldwide, the program’s objective is to assess the vaccine’s ability to help protect individuals from meningococcal meningitis, and address the worldwide needs for meningococcal disease prevention across a broad age range. MenQuadfi’s safety and efficacy data have not yet been evaluated by any regulatory authority.

Sanofi’s legacy includes more than 40 years at the forefront in helping prevent meningococcal disease, a rare but potentially deadly bacterial infection. Hundreds of cases of meningococcal disease occur throughout the U.S. annually and no one can predict where or when those cases will occur.

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Meningococcal (Groups A, C, Y, W) Polysaccharide Tetanus Toxoid Conjugate Vaccine is an investigational drug and is under regulatory review by the U.S. Food and Drug Administration (FDA). The FDA have conditionally accepted MenQuadfi TM as the trade name for Meningococcal (Groups A, C, Y, W) Polysaccharide Tetanus Toxoid Conjugate Vaccine.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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